November 19, 2012

Mara L. Ransom

Assistant Director

Charles Lee

Catherine Brown

Andrew Blume

Jason Neithamer

United States

Securities and Exchange Commission

Washington, D.C. 20549

Re:

United People Power, Inc.

Amendment No. 2 to Registration Statement on Form S-1

Filed August 29, 2012

File No. 333-178343

Dear Ms. Ransom,

Please find below the comment responses to your comment letter dated September 13, 2012.

General

1. Effective August 14, 2012, the age of your financial statements does not satisfy the requirements of Rule 8-08 of Regulation S-X. Please update your financial statements and related disclosures, including your capitalization and dilution tables in your next amendment.

June Interim Financials included and capitalization and dilution tables updated for September 30, 2012.

2. We note your responses to comments 3, 4 and 14. However, you have not filed the subscription agreement or re-filed the legal opinion as exhibits to the registration statement and you have not filed the Form D. We re-issue our prior comments.

Subscription Agreement and revised Legal Opinion attached.  Form D filed.

Notes to the Financial Statements, page F-9

Note 2. Significant Accounting Policies, page F-9

Websites-Intangibles, page F-11

3. We have reviewed your response to prior comment 13 and have the following comments:

•

Although you revised the valuation of your domain names to their historical audited cost basis, you have not included any disclosures regarding the error correction. Please revise your filing to include all disclosures required by ASC 250-10-50-7. Please also label each applicable heading in the financial statements “as restated.”

We have included the applicable headings in the financial statements “as restated,” and have included the following disclosure in Note 2 of the financial statements in our Form S-1/A Amendment No. 3 in accordance with ASC 250-10-50-7:

ACCOUNTING CHANGES AND ERROR CORRECTIONS

The Company, in conjunction with FASB ASC 250-10-50-7 “Accounting Changes and Error Corrections”, has “restated” the valuation of the Company’s website and domain names. As of December 31, 2011, the Company originally valued the 8,000,000 shares issued as payment for the website and domain names at $0.05 per share or $400,000. During the fiscal year end audit of December 31, 2011, the Company re-assessed the value of stock issued for the website and domain names to bring the valuation in accordance with Staff Accounting Bulletin (“SAB”) Topic 5G “Transfers of non-monetary assets by promoters or shareholders.” The corrected value is based on the transferor’s historical cost basis of $29,900. As a result of the errors stated above, the Company determined that there were significant changes in the Company’s Balance Sheet and the Statement of Stockholder’s Deficit for the fiscal year ended December 31, 2011.

	December 31, 2011 – As filed	Adjustment	December 31, 2011 – Restated
ASSETS
Websites	$400,000	$(370,100)	$29,900
TOTAL ASSETS	$401,080	$(370,100)	$31,080
STOCKHOLDERS' DEFICIT
Common stock $0.001 par value, 10,310,000 issued and outstanding	$10,310	$--	$10,310
Additional paid in capital	620,830	(370,100)	250,730
Stock payable, net	--	--	--
Accumulated deficit	(234,442)	--	(234,442)
TOTAL STOCKHOLDERS' DEFICIT	$396,698	$(370,100)	$26,598

•

We note that you did not address the final bullet point in our previous comment. As such, considering your limited operating history, nominal revenues and non-intangible assets, and your disclosure on page F-12 indicating that your ability to renew your domain names is dependent on “sufficient revenue” levels, explain why you believe these domain names are expected to indefinitely contribute to your future cash flows. Please review the guidance in paragraphs 1-4 of ASC 350-30-35.

The domain names were purchased by the Company’s President over 10 years ago.  Throughout the years, she has kept the domain names active regardless of revenue streams.  Our prior disclosure regarding “sufficient revenues” was inaccurate and has been changed accordingly.  She has committed to keeping the domains active and therefore, the Company does not have a foreseeable limit on the period of time over which the intangibles will be renewed, and has deemed the intangibles to have an indefinite useful life in accordance with ASC 350-30-35-4.

We have amended Note 3 of the financial statements to state the following in our Form S-1/A Amendment No. 3:

3.WEBSITES-INTANGIBLES

The Company purchased a group of websites in June 2011 in exchange for 8,000,000 shares of common stock.  The websites are valued at historical audited cost basis of $29,900 which is the historical cost paid by the primary shareholder prior to the initial public offering (see note 2 “Accounting Changes and Error Corrections”).

There are 400+ domain names registered to the Company, all of which are currently operational and active.  The domain names were purchased over 10 years ago by the Company’s President. She has committed to keeping the domains active until such time as revenues are sufficient to cover the renewal cost.  Therefore there is no foreseeable limit on the period of time over which the intangibles will be renewed.

Very truly yours,

/s/ Dianna Hendricks

Dianna Hendricks, President

United People Power, Inc.